April 2, 2007



United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: 	Yolanda Crittendon, Staff Accountant

Dear Ms. Crittendon,

Subject:        Your letter dated March 27, 2007, File No. 000-50045
Re:             Empire Global Corp.
                Form 8-K
                Filed March 27, 2007

Thank you for your letter as captioned above, these comments help us to better understand the disclosure requirements with respect to the applicable filing. Please accept the following statements and exhibits as our response with respect to the comments regarding our recent submissions as stated in the above-captioned subject.

The Company and its management are in possession of all facts relating to the Company's disclosures. We are responsible for the accuracy and adequacy of the disclosures that have been made. In connection with responding to your comments, the Company acknowledges that:

    - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K

1. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as an ongoing concern in the accountant's report.

2. The disclosure should also state whether the decision to change accountants was recommended or approved by the board of directors or an audit or similar committee of the board of directors.

Response to Item 1 and 2

In order to accurately comply with the requirements of Item 304(a)(1)(ii) of Regulation S-B the Company will file an amended 8-K on Form 8-K/A stating the following and to confirm that the decision to change accountants has been approved by the Audit Committee:


ITEM 4.01 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

On February 16, 2007, SF Partnership LLP ("SF") provided a letter to tender their resignation as the Company's certifying accountant. The letter advised the Company that the professional standards and firm policies prevent SF from becoming a creditor of a client to the extent that objectivity may appear to be impaired. Accordingly, as a result of unpaid back fees due to SF by the Company, SF is not currently independent and therefore was not in a position to provide any further audit services.

The decision to change accountants has been approved by the Company's Audit Committee.

During the two most recent fiscal years, the accountant's report on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. However, the accountant's report on our financial statements for the past two fiscal years did contain a statement indicating "substantial doubt about the Company's ability to continue as a going concern."


3. Please file a letter from your former accountant indicating whether or not they agree with your disclosures in the form 8-K.

Response to Item 3

The Company will submit a letter to the former accountant requesting a comment with respect to their agreement or disagreement with the disclosures in the Form 8-K/A annexed hereto as Exhibit 1:

We trust these answers meet with your approval, please advise us if you require any additional clarifications.

Yours very truly,


/s/ Ken Chu
-------------------------
Ken Chu, Chairman and CEO

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EXHIBIT 1

April 2, 2007



SF Partnership, LLP
The Madison Centre
4950 Yonge Street, Suite 400
Toronto, Ontario  M2N 6K1
Attn. Eugene Aceti,

Dear Eugene,

We are writing to acknowledge receipt of your letter of resignation dated February 16, 2007. We understand your position of independence and accept your resignation without prejudice.

We have taken the liberty to file an 8-K and a follow-up 8-K/A to comply with the disclosure requirements of Item 304(a)(1)(ii) of Regulation S-B. We would be very grateful if you would kindly review the filing and advise us if you agree or disagree with such statements filed. The Company is required to file your response as well.

Thank you in advance for your indulgence and look forward to your reply.

Yours sincerely,




Ken Chu, Chairman and CEO